

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2022

Rhonda Keaveney
Chief Executive Officer
Reynaldo's Mexican Food Company, Inc.
PO Box 26496
Scottsdale, AZ 85255

> **Re: Reynaldo's Mexican Food Company, Inc.**
> **Amendment No. 4 to Form 10-12G**
> **Filed November 15, 2022**
> **File No. 000-56463**

Dear Rhonda Keaveney:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

Amendment No. 4 to Form 10-12G

Item 15. Financial Statements and Exhibits, page 41

1. We note your response to comment 2 of our letter. We note that several of the amendments and original articles of incorporation that you filed are not legible. In particular, the original articles of incorporation, which contain articles that are not later amended or restated, and which presumably remain in effect, are illegible. Please file legible copies of these documents.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Paul Cline at 202-551-3851 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction